

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2013

Via E-mail
Randy Butler
Chief Financial Officer
Fortune Industries, Inc.
6402 Corporate Dr.
Indianapolis, IN 46278

> **Re: Fortune Industries, Inc.**
> **Amendment No. 3 to Schedule 13E-3/A**
> **File No. 005-50301**
> **Filed March 28, 2013**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **File No. 001-32543**
> **Filed March 28, 2013**

Dear Mr. Butler:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call at the telephone numbers listed at the end of this letter. All defined terms used here have the same meaning as in the proxy statement.

General

1.   Please include prominent disclosure, such as in the Summary section, on how Small Block Holders are receiving less than book value for their shares in the transaction. Please also disclose the book value per share, per Item 1010(a)(4) of Regulation M-A, and disclose what consideration each filing person gave as to whether the consideration being offered in the Rule 13e-3 transaction constitutes fair value in relation to net book value. See Instruction 2(iii) to Item 1014 of Regulation M-A.

Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the
Board, page 26

2.   We note you provide the following disclosure with regard to the Acquiror Filing Persons:
        "The Acquiror Filing Persons have determined that the above analysis remains accurate,
        despite the fact the these determinations were made in March 2012, as no material
        changes to the company's business since the original determination date have occurred
        that would necessitate an update to these analyses." Please revise to have the Special
        Committee and Board of Directors make the same determination in connection with the
        disclosure on page 26 that states "[t]he Special Committee and the Board believe the
        Merger Agreement and the Merger are advisable and fair to, and in the best interests of,
        the Company and the Unaffiliated Shareholders."

Pro Forma Data, page 59

3.   We note that Fortune will be the primary beneficiary of CEP. Please expand the
        disclosure to include a description of the contractual arrangements underlying the
        relationship between Fortune and CEP. Also, include the basis for determining that
        Fortune is the primary beneficiary. Also disclose significant judgments, assumptions and
        risks associated with involvement with the VIE. Please see ASC 810-10-50-2AA and
        810-10-50-3 for guidance.

4.   We note that Goodwill is reduced from $12.3 million to $6.5 million in adjustments (a)
        and (b). Please disclose in detail how you determined that Goodwill was not impaired in
        your most recent impairment analysis, since the value you were able to receive in the
        merger with CEP is significantly less than the carrying book value.

5.   Please expand Note (c) to include the terms of the debt and promissory note in sufficient
        detail so the reader can compute the amount of the interest expense adjustment.

6.   Please expand Notes (e) and (i) to explain the basis for the amount of estimated
        compliance costs for an SEC reporting company and how you determined that the
        amounts are factually determinable. See Article 11-02(b)(6) of Regulation S-X for
        guidance.

Form of Proxy

7.   Please make the statement required by Rule 14a-4(e) on your form of proxy.

8.   We note the disclosure in the second paragraph under "Required Vote" on page 3 of your
        proxy statement. Please make the statement on your form of proxy required by the last
        sentence of Rule 14a-4(b)(1).

Exhibits to Schedule 13E-3

9.   Please include all projections in your proxy statement, including the exhibit (c)(3) filed on May 29, 2012 and the exhibit (c)(3) filed on March 28, 2013.

You may contact Claire Delabar, Staff Accountant, at 202-551- 3349 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney-Advisor, at 202-551-3310, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 or me at 202-551-3503 with any other questions.

Sincerely,

/s/ David L. Orlic

David Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Jeff Bailey, Esq.
        Bose, McKinney and Evans LLP